UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-39152

QUANTUM BIOPHARMA LTD.

(Registrant)

1 Adelaide Street East, Suite 801

Toronto, Ontario M5C 2V9

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUANTUM BIOPHARMA LTD.
(Registrant)

Date October 28, 2025	By	/s/ Donal Carroll
Donal Carroll
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated September 25, 2024 - Quantum BioPharma to Present at Global Growth and Investment Conference Presented by ArcStone Securities and Investments and Kingswood US

99.2	Press Release dated December 10, 2024 - Quantum Biopharma Announces that the Safety Review Committee Recommends Commencing Dosing of Second Cohort in the Phase 1 Multiple Ascending Dose Clinical Trial for Lucid-21-302 (Lucid-MS)

99.3	Press Release dated March 17, 2025 - Quantum BioPharma is Unaware of Any Material Change

99.4	Press Release dated March 20, 2025 - Quantum BioPharma Continues to Grow Its Crypto Assets and Diversify Its Treasury with the Purchase of Another USD $1,500,000 Worth of Bitcoin (BTC) and Other Cryptocurrencies

99.5	Press Release dated August 11, 2025 – Quantum BioPharma Announces Update to Previously Announced Private Placement

99.6	Press Release dated September 26, 2025 – Quantum BioPharma Announces Corporate Updates